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                                                                      EXHIBIT 20
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                                                                    NEWS RELEASE
                           Eagle-Picher Industries, Inc., Cincinnati, Ohio 45202

                                                       For Release:  IMMEDIATELY

                             FOR ADDITIONAL INFORMATION CONTACT:  J. RODMAN NALL
                                                                  (513) 721-7010


                   EAGLE-PICHER FILES PLAN OF REORGANIZATION

         Cincinnati, Ohio - February 28 - Eagle-Picher Industries today filed a plan of reorganization (the Plan) with the United States Bankruptcy Court, Southern District of Ohio, in Cincinnati. The Plan is being proposed jointly with the Injury Claimants' Committee (ICC) and the Legal Representative for Future Claimants (RFC). The ICC represents approximately 150,000 persons alleging injury due to exposure to asbestos-containing products that Eagle-Picher manufactured from 1934 to 1971. Future personal injury claimants are represented by the RFC.

         On January 7, 1991, Eagle-Picher and seven of its domestic subsidiaries filed petitions for reorganization under chapter 11 of the U. S. Bankruptcy Code. The filings were necessitated by the substantial costs of asbestos personal injury litigation and not by any fundamental problems with the Company's operations.

         An independently administered trust (the PI Trust) will be established pursuant to the Plan, and all present and future asbestos and lead personal injury claims will be channeled to the PI Trust. The PI Trust will be responsible for resolving and satisfying all such claims.

         Priority claims and convenience claims (claims of unsecured creditors which are, or are reduced to, $500 or less), will be paid in full and in cash pursuant to the proposed Plan. All other prepetition unsecured creditors and the PI Trust will receive pro-rata distributions of cash, debt securities, and common stock of reorganized Eagle-Picher (as discussed below). These distributions will be proportionate to their share of the aggregate amount of allowed prepetition unsecured claims, the total amount of which is estimated by the Company to be approximately $1.652 billion. Of this amount, $1.5 billion (approximately 91 percent) represents, for purposes of the Plan, the liability attributable to all claims being channeled to the PI Trust and the amount that will be used to determine the PI Trust's pro-rata share. The remaining $152 million (approximately 9 percent) represents the presently anticipated allowed amount of environmental and other prepetition unsecured claims, which amount is subject to change.





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EAGLE-PICHER INDUSTRIES, INC.                                   Page Two


         Major elements of the proposed Plan are:

         1) Pursuant to the Plan, the Company will distribute all available cash except for $15 million required for operating purposes. The Company estimates that, after paying an aggregate amount of approximately $9.5 million of priority claims, convenience claims, administrative expenses, and certain secured claims, approximately $93 million will be available to be distributed on a pro-rata basis to the PI Trust and to prepetition unsecured creditors as set forth above.

         2) The Company will issue the following debt securities, which will bear interest at a rate that is determined on the effective date of the Plan (Effective Date) as the rate such securities should bear in order to have a market value of 100% of their principal amount on the Effective Date. These debt securities will be issued on a pro-rata basis to the PI Trust and to prepetition unsecured creditors as set forth above.

                 Approximately $56 million of tax refund notes, which will mature on May 15 of the first fiscal year following the fiscal year in which the Effective Date occurs. These notes are to be redeemed as soon as practicable after the Company's receipt of its federal income tax refunds, which are anticipated to approximate the principal amount of the notes.

                 $50 million in three year divestiture notes, which will mature on the third anniversary of the Effective Date. If divisions, subsidiaries, plants or other significant assets are sold, at such time as aggregate net proceeds thereof equal or exceed $10 million, an equivalent amount of the divestiture notes will be redeemed.

                 $250 million in sinking fund debentures which will mature on the tenth anniversary of the Effective Date. The debentures will have a mandatory sinking fund of $20 million per year on each of the third through ninth anniversaries of the Effective Date, and a final principal payment of $110 million due at maturity.

         3) Substantially all of the common stock of reorganized Eagle-Picher, valued at approximately $250 million, will be issued on a pro-rata basis to the PI Trust and to prepetition unsecured creditors as set forth above.





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EAGLE-PICHER INDUSTRIES, INC.                                   Page Three


         4) Based upon the foregoing and the Company's present estimate of allowed claims, the Company estimates that each holder of an allowed prepetition unsecured claim that is not channeled to the PI Trust ultimately will receive under the Plan consideration having a value equal to approximately 42.5% of its allowed claim.

         5) Existing secured debt of the Company in the amount of approximately $9 million will be restructured pursuant to the proposed Plan. Such indebtedness will be paid in installment payments and will bear interest at a market rate. In addition, an existing $10 million secured industrial revenue bond financing will be reinstated pursuant to the proposed Plan.

         6) All prepetition environmental liabilities to the federal government and to certain states are addressed by the proposed Plan pursuant to a proposed settlement that is expected to be finalized shortly with the United States Environmental Protection Agency, the Department of Interior, and certain states. Pursuant to the proposed settlement, the Company's liability at 23 specified Superfund sites and one site resolved with a state has been liquidated and is to be treated as a pre-petition unsecured claim under the Plan. Certain additional sites, for which insufficient information is available to liquidate any liability, will be resolved in the future when such information is known. Such liability will be paid at that time substantially on the same basis as provided in the proposed Plan for all other prepetition unsecured claims.

         7) The proposed Plan also provides for, and its effectiveness is conditioned on, the issuance of an order permanently prohibiting and enjoining all holders of asbestos and lead personal injury claims from asserting or pursuing such claims against the reorganized Company.

         8) The proposed Plan does not provide for any distribution to current stockholders of the Company; their shares will be canceled.

         Implementation of the proposed Plan and the treatment of claims and equity interests as provided therein is subject to confirmation of the Plan in accordance with the provisions of the Bankruptcy Code. Parties in interest in the chapter 11 case may object to confirmation of the proposed Plan.

         The Company hopes that the proposed Plan will move through the confirmation process on a timely basis. It is not possible to predict how long this process will take, but the Company is hopeful that the Plan will become effective before the end of 1995.





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